March 29, 2012

VIA EDGAR AND OVERNIGHT DELIVERY

Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

Mail Stop 4561

Attention:	Russell Mancuso, Legal Branch Chief Brian Cascio, Accounting Branch Chief Praveen Kartholy, Staff Accountant Tim Buchmiller, Senior Attorney Tom Jones, Staff Attorney

Re:	Audience, Inc. Amendment No. 1 to Registration Statement on Form S-1 Filed February 22, 2012 File No. 333-179016

Ladies and Gentlemen:

We are submitting this letter on behalf of Audience, Inc. (the “Company”), in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission received by letter dated March 6, 2012 (the “Staff Letter”) relating to the Company’s Amendment No. 1 to Registration Statement on Form S-1 (File No. 333-179016) (the “Registration Statement”).

The Company is concurrently filing Amendment No. 2 to the Registration Statement (“Amendment No. 2”) marked in accordance with Rule 310 of Regulation S-T. For the convenience of the Staff, we are providing by overnight delivery to the Staff a copy of this letter and marked copies of Amendment No. 2 reflecting all revisions to Amendment No. 1 to the Registration Statement filed on February 22, 2012. The Company intends to file a future amendment to the Registration Statement to provide the estimated offering price per share.

In this letter, we have recited the comments from the Staff Letter in italicized, bold type and followed each comment with the Company’s response.

Graphics

1.	We note your response to prior comment 1. To the extent that you have not derived a material portion of your revenues from any one of the depicted smart phones, you should not include that

Securities and Exchange Commission

Re: Audience, Inc.

March 29, 2012

mobile device in your graphics. Once you have revised your graphics in response to this comment, please also refer to the portion of our prior comment 2 which indicated that the graphics and captions should make clear the relative importance of any depicted product to your revenues.

In response to the Staff’s comment, the Company has revised the graphics in Amendment No. 2.

2.	We note your response to prior comment 4. To the extent that you have not derived a material portion of your revenues from the media tablet or mobile PC markets, your graphics should make that clear. If true, please also revise your graphics so that it is clear that you have not derived any revenues from sales to the “Adjacent Markets” depicted.

In response to the Staff’s comment, the Company has revised the graphics in Amendment No. 2.

Cash flows from operating activities, page 66

3.	We note your disclosure that you generated cash in each of the four quarters ended September 30, 2011. Please also disclose your cash flows from operating activities for the quarter ended December 31, 2011.

In response to the Staff’s comment, the Company has revised the disclosure on page 66 of Amendment No. 2.

Note 2. Revenue recognition, page F-12

4.	We re-issue our previous comment 18. Please clarify the shipping terms associated with your sales to CM’s, OEM’s and distributors (such as F.O.B. shipping point or destination).

In response to the Staff’s comment, the Company has revised the disclosure on pages 49, 52 and F-12 of Amendment No. 2.

* * * * *

Other Matters

Amendment No. 2 is filed herewith in response to the Staff’s comments. The Company confirms that no additional material changes were made in Amendment No. 2 for reasons other than (i) in response to a specific Staff comment; (ii) as noted in this response letter; (iii) to specify the securities exchange to which the Company expects to apply to list its common stock; (iv) to include additional disclosure relating to the recent developments in the Company’s business; (v) to revise disclosure regarding an agreement between the Company and one of its original equipment manufacturers, as recently amended, and to add the amendment to the exhibit list; and (vi) to update director information.

Securities and Exchange Commission

Re: Audience, Inc.

March 29, 2012

Please acknowledge receipt of this letter and the enclosed materials by stamping the enclosed duplicate of this letter and returning it to the undersigned in the envelope provided.

Please direct your questions or comments to Michael J. Danaher (650-320-4625; mdanaher@wsgr.com) of this office or me (650-320-4509; jreigel@wsgr.com). Thank you for your assistance.

Respectfully submitted,

WILSON SONSINI GOODRICH & ROSATI,

Professional Corporation

/s/ Julia Reigel

Julia Reigel

Enclosures

cc:	Peter B. Santos, Audience, Inc.

Kevin S. Palatnik, Audience, Inc.

Michael J. Danaher, Esq., Wilson Sonsini Goodrich & Rosati, P.C.

Patrick A. Pohlen, Esq., Latham & Watkins LLP

Andrew S. Williamson, Esq., Latham & Watkins LLP